SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Exhibit 99.1

Resignation of a Non-standing Director

Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, announced the resignation of one of its non-standing directors on September 8, 2006.

Key Details

•	Details of the non-standing director

1)	Name: Suk Won Kim

2)	Tenure: Beginning date: March 24, 2006

     Ending Date: The Annual General Meeting of Shareholders in 2007

•	Resignation date (Resolution date): September 8, 2006

•	Details of the board of directors after the resignation

1)	Number of directors: 8

2)	Number of non-standing directors: 5

3)	Ratio of non-standing directors: 62.5%

Exhibit 99.2

Resignation of an Audit Committee Member

Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, announced the resignation of one of its audit committee members on September 8, 2006.

Key Details

•	Details of the audit committee member

1)	Name: Suk Won Kim

2)	Tenure: Beginning date: Beginning date: March 24, 2006

     Ending Date: The Annual General Meeting of Shareholders in 2007

•	Resignation date (Resolution date): September 8, 2006

•	Details of the audit committee after the resignation

1)	Number of standing directors on the audit committee: 1

2)	Number of non-standing directors on the audit committee: 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: September. 12, 2006	By:	/s/ Youngsun Kim
(Signature)
	Name:	Youngsun Kim
	Title:	Director